UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

MAIR HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

59066B102

(CUSIP Number)

Michael L. Miller
Vice President — Law and Secretary
Northwest Airlines Corporation
2700 Lone Oak Parkway
Eagan, Minnesota 55121
Telephone: (612) 727-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59066B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) NORTHWEST AIRLINES CORPORATION IRS IDENTIFICATION NO. 41-1905580

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,769,613(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 9,769,613(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,769,613(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 39.5%(1)(2)

14.	Type of Reporting Person (See Instructions) CO

(1) Includes 4,112,500 shares of Issuer Common Stock (as defined herein) that may be acquired upon the exercise of warrants held by an indirect subsidiary of Northwest (as defined herein).

(2) Assumes, pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, that there are 24,704,340 shares of Issuer Common Stock outstanding, which includes the 4,112,500 shares issuable upon exercise of the warrants to purchase shares of Issuer Common Stock held by an indirect subsidiary of Northwest.

INTRODUCTION

This Amendment No. 3 (this “Amendment”) relates to the Schedule 13D filed on behalf of Northwest Airlines Corporation, a Delaware corporation (“Northwest”), with the Securities and Exchange Commission (the “SEC”) on January 13, 1999, as amended by Amendment No. 1 filed with the SEC on November 2, 2000 and Amendment No. 2 filed with the SEC on June 15, 2001 (the “Schedule 13D”), relating to shares of common stock, $0.01 par value per share (“Issuer Common Stock”) of Mair Holdings, Inc. (the “Issuer”), a Minnesota corporation.

Items 1, 2, 4 and 5 of the Schedule 13D are hereby amended as follows:

Item 1.  SECURITY AND ISSUER

Item 1 is hereby amended and restated as follows:

The class of equity securities to which this statement relates is the Issuer Common Stock.  The principal executive offices of the Issuer are located at Fifth Street Towers, Suite 1720, 150 South Fifth Street, Minneapolis, Minnesota 55402.

Item 2.  IDENTITY AND BACKGROUND

Item 2 is hereby amended to add the following sentence:

The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Northwest is set forth on Attachment A.

Item 4.  PURPOSE OF TRANSACTION

Item 4 is hereby amended by adding the following paragraph 5:

5.           Northwest, Mesaba Aviation, Inc., a Minnesota corporation and wholly owned subsidiary of the Issuer (“Mesaba”), the committee of unsecured creditors of Mesaba (the “UCC”) and the Issuer are in discussions with respect to entering into a potential acquisition by Northwest, or a wholly owned subsidiary of Northwest, of all the equity interests in an entity resulting from a bankruptcy plan of reorganization of Mesaba (the principal consideration in such acquisition would consist of Mesaba having an allowed general unsecured claim in Northwest’s bankruptcy case in an amount equal to $145 million) (the “Potential Acquisition”).  Northwest, Mesaba, the UCC and the Issuer have not reached any definitive agreement with respect to the Potential Acquisition and there can be no assurances as to whether or when any such agreement will be reached.  Entry into any such definitive agreement would require, among other things, any of the parties thereto reaching a definitive agreement with respect to the Potential Acquisition and the prior approval by the board of directors of Northwest of such definitive agreement, and the consummation of the Potential Acquisition would require, among other things, prior approval by the United States Bankruptcy Court for the District of Minnesota and the United States Bankruptcy Court for the Southern District of New York, and receipt of all required regulatory approvals.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) is hereby amended by adding the following sentence:

(a) Northwest beneficially owns 9,769,613 shares of Issuer Common Stock, which includes 4,112,500 shares of Issuer Common Stock issuable upon exercise of warrants.

(b) Northwest beneficially has the sole power to vote and dispose of 9,769,613 shares of Issuer Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    December 22, 2006

NORTHWEST AIRLINES CORPORATION

By:	/s/ Michael L. Miller
Name: Michael L. Miller
Title: Vice President — Law and Secretary

ATTACHMENT A

Executive Officers and Directors of Northwest Airlines Corporation

The names and titles of the executive officers and the names of the directors of Northwest and each of their business addresses and principal occupations are set forth below.  If no address is given, the director’s or executive officer’s business address is that of Northwest.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to such individual’s position at Northwest and each individual is a United States citizen.

Executive Officers	Position; Present Principal Occupation
Douglas M. Steenland	Director, President and Chief Executive Officer

J. Timothy Griffin	Executive Vice President — Marketing and Distribution

Philip C. Haan	Executive Vice President — International, Alliances and Information Technology

Neal S. Cohen	Executive Vice President and Chief Financial Officer

Andrew C. Roberts	Executive Vice President — Operations

Directors	Present Principal Occupation
Gary L. Wilson	Chairman, Northwest Airlines Corporation

Ray W. Benning, Jr.	Retired Director, Airline Division of the International Brotherhood of Teamsters

Roy J. Bostock	Principal, Sealedge Investments LLC

John M. Engler	President and Chief Executive Officer, National Association of Manufacturers

Robert L. Friedman	Senior Managing Director, The Blackstone Group L.P.

Doris Kearns Goodwin	Historian and Author

Dennis F. Hightower	Retired Business Executive

Jeffrey G. Katz	President and Chief Executive Officer, LeapFrog Enterprises, Inc.

George J. Kourpias	Retired International President, International Association of Machinists and Aerospace Workers

Frederic V. Malek	Chairman, Thayer Capital Partners

William S. Zoller	Pilot
Northwest Airlines, Inc.

Douglas M. Steenland	President and CEO
Northwest Airlines Corporation

Leo M. van Wijk (Citizen of The Netherlands)	President and Chief Executive Officer, KLM Royal Dutch Airlines